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SEC FILE NUMBER
8-51139

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Berman Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no .)

435 Hill Street
(No. and Street)

San Francisco	California	94114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Marc L. Berman	(415) 345-1480	marc@bermancap.com
(Name)	(Area Code - Telephone Number)	(Email Address)

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name - if individual, state last, first, and middle name)

2700 Ygnacio Valley Road Suite 270	Walnut Creek	California	94598
(Address)	(City)	(State)	(Zip Code)

Date of Registration with PCAOB March 3, 2009 PCAOB Registration Number 3381

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-S(e)(I)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Marc L Berman, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm Berman Capital, LLC as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: Managing Member

Notary Public

This filing contains (check all applicable boxes):**

X (a) Statement of financial condition.
(b) Notes to statement of financial condition.
X (c) Statement of Operations.
X (d) Statement of cash flows.
X (e) Statement of changes in member's equity.
(f) Statement of changes in liabilities subordinated to claims of creditors.
X (g) Notes to financial statements.
X (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
(i) Computation of tangible net worth under 17 CFR 240.18a-2.
X (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
(k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
(l) Computation for Determination of PAB Requirements under Exhibit A to§ 240.15c3-3.
X (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
(n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
X (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
(p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
X (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
(r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(t) Independent public accountant's report based on an examination of the statement of financial condition.
X (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
(v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
X (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
(x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-l e or 17 CFR 240.17a-12, as applicable.
(y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

*(**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3} or 17 CFR 240.18a-7{d)(2}, as applicable.*

CALIFORNIA ALL- PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }

County of San Francisco }

On Feb 28th 2022 before me, Niraj Patel, Notary Public,
(Here insert name and title of the officer)

personally appeared Marc Leslie Berman,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NIRAJ PATEL
COMM. # 2253019
NOTARY PUBLIC-CALIFORNIA
COUNTY OF SAN FRANCISCO
MY COMM. EXP. AUG. 16, 2022

Notary Public Signature (Notary Public Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages _____ Document Date__________

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ________________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ________________

INSTRUCTIONS FOR COMPLETING THIS FORM

This form complies with current California statutes regarding notary wording and, if needed, should be completed and attached to the document. Acknowledgments from other states may be completed for documents being sent to that state so long as the wording does not require the California notary to violate California notary law.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document with a staple.

Berman Capital, LLC

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

For the year ended December 31, 2021

with

Reports of Independent Registered Public Accounting Firm

Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Berman Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Berman Capital, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Berman Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Berman Capital, LLC's management. Our responsibility is to express an opinion on Berman Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Berman Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information entitled Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Berman Capital, LLC's financial statements. The supplemental information is the responsibility of Berman Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Berman Capital, LLC's auditor since 2018.
Walnut Creek, California
February 25, 2022

Berman Capital, LLC
Statement of Financial Condition
As of December 31, 2021

Assets

Current assets		
Cash and cash equivalents	$	72,240
Accounts receivable		20,000
Total current assets		92,240
Total assets	$	92,240

Liabilities and Members' Equity

Current liabilities		
Accounts payable and accrued liabilities	$	-
Total current liabilities		-
Members' equity		92,240
Total liabilities and members' equity	$	92,240

The accompanying notes are
an integral part of these financial statements.

Berman Capital, LLC
Statement of Operations
For the year ended December 31, 2021

Revenues		
Success fees	$	20,000
Interest income		8
Total revenues		20,008
Expenses		
Travel and promotion		8,425
Professional fees and outside services		8,004
Dues and subscriptions		5,845
Telephone and internet		5,598
Taxes and fees		2,805
Other expenses		1,424
Insurance		656
Computer and database		647
Office expenses		623
Total expenses		34,027
Net loss	$	(14,019)

The accompanying notes are
an integral part of these financial statements.

Berman Capital, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2021

Balance, December 31, 2020	$ 106,259
Net loss	(14,019)
Balance, December 31, 2021	$ 92,240

The accompanying notes are
an integral part of these financial statements.

Berman Capital, LLC
Statement of Cash Flows
For the year ended December 31, 2021

Cash flows from operating activities		
Net loss	$	(14,019)
Increase in accounts receivable		(20,000)
Cash flows from operating activities		(34,019)
Decrease in cash and cash equivalents		(34,019)
Cash and cash equivalents, December 31, 2020		106,259
Cash and cash equivalents, December 31, 2021	$	72,240
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

The accompanying notes are
an integral part of these financial statements.

Berman Capital, LLC
Notes to Financial Statements
December 31, 2021

Note 1 - Summary of significant accounting policies

Basis of presentation
Berman Capital, LLC (the Company) is a California limited liability company formed in July 1998. In February 1999, the Company registered as a broker-dealer with the Securities Exchange Commission. The Company is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Commissions and fees
The Company records retainer income over time as the related performance obligations are satisfied. No retainers were recognized in the year ended December 31, 2021. Success fees are recognized at a point in time where a transaction is consummated within the terms of the agreement. There were no open agreements at December 31, 2021.

Cash and cash equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of amounts on deposit with a commercial bank and registered investment company, in interest and non-interest bearing accounts, available on demand.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. As of December 31, 2021, the Company had no accounts receivable and, accordingly, determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company has elected to be taxed as a limited liability company in a manner similar to the taxation of a partnership. The Company is not subject to federal or

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
state taxes on income. Instead, the members include their respective shares of the Company's taxable income or loss in their individual income tax returns.

The Company follows accounting principles generally accepted in the United States related to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years 2019 to 2021 are open for examination by the Internal Revenue Service and years 2018 to 2021 by the California Franchise Tax Board.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. For the year ended December 31, 2021 advertising costs were insignificant.

Estimated fair value of financial instruments
Management estimates that the aggregate net fair value of financial instruments recognized on the statements of financial condition (including cash and cash equivalents, receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to repricing.

Note 2 - Transactions with members

The Company's members incur, and pay currently for, certain expenses related to transactions in process. If the transactions close and generate revenue to the Company, the expenses may be reimbursed to the members. If the transactions do

Note 2 - Transactions with members (continued)

not close, the expenses remain those of the members. Accordingly, such costs are recorded as paid. As of December 31, 2021, the Company had reimbursed all significant member incurred costs.

Note 3 - Retirement plan

The Company has a defined contribution retirement plan for the benefit of its members. Contributions to the plan are determined annually by the Company's managing member subject to certain maximum amounts allowable under the Internal Revenue Code. No contributions were paid to the plan in the year ended December 31, 2021.

Note 4 - Concentrations

Revenue from success fees in the accompanying statement of operations for the year ended December 31, 2021 was received from one entity.

Note 5 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this report. Management concluded that no material subsequent events have occurred since December 31, 2021 that required recognition or disclosure in such financial statements.

Note 6 - Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, not exceeding 15 to 1. As of December 31, 2021, the Company had net capital of $72,240, which exceeded its required net capital of $5,000 by $67,240 The ratio of aggregate indebtedness to net capital was 0.00 to 1.

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

Berman Capital, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2021

Net Capital	
Total members' equity	$ 92,240
Subordinated liabilities	-
Non-allowable assets	20,000
Net capital	$ 72,240
Total aggregate indebtedness	$ -
Computation of Basic Net Capital Requirement	
Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ -
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 67,240
Excess net capital after deducting the higher of 10% of aggregate indebtedness or 120% of required net capital	$ 66,240
Aggregate indebtedness to net capital ratio	0.00 to 1

Reconciliation Pursuant to Rule 17a-5(d)(2)(iii)
As of December 31, 2021

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of December 31, 2021)

There is no material difference between this net capital computation and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

Berman Capital, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company does not claim an exemption under Rule 15c3-3. The Company relies on footnote 74 of SEC Release No. 34.70073 under the Securities and Exchange Act of 1934, and therefore is not subject to the reserve requirement of Rule 15c3-3.

Berman Capital, LLC
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

A supplementary report pursuant to Rule 17a- 5(d)(2)(i) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Berman Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Berman Capital, LLC (the Company) did not claim an exemption under paragraph (k) of §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation or identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Berman Capital, LLC's management is responsible for compliance with the exemption provisions and tis statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Berman Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
February 25, 2022

Berman Capital LLC's Exemption Report

Berman Capital LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 CFR Sec 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR Sec 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 CFR Sec 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 CFR Sec 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients or referring securities transactions to other broker-dealers, and the Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); 2) did not carry accounts of or for customers; and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Berman Capital LLC

I, Marc L. Berman, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Managing member